

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES A CHANGE IN ITS BOARD OF DIRECTORS

(Santiago, January 11, 2007) CCU (NYSE: CU) informs the resignation of Mr. Christopher Barrow, Member of CCU's Board of Directors.

The Board of Directors, in its meeting held yesterday, acknowledged the resignation of Mr. Christopher Barrow as Member of the Board of Directors. In the same meeting, the Board appointed in the vacancy Mr. Massimo von Wunster as Board Member, until the next General Shareholder's Meeting.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's S.A. For more information, visit www.ccu-sa.com.